Aston Funds

EXHIBIT TO ITEM 77D
Policies with respect to security investments

ASTON/Veredus Aggressive Growth Fund

Effective as of February 29, 2012, the ASTON/Veredus
Aggressive Growth Fund changed its name to ASTON/Veredus
Small Cap Growth Fund (the "Fund"). In connection with the name change and the requirements of Rule 35d-1 under the Investment Company Act of 1940 as amended (the "1940
Act"),
the Fund adopted the following non-fundamental investment policy with respect to the type of securities in which at least 80% of the Fund's assets will be invested under normal circumstances: "Under normal circumstances, the Fund invests at least 80% of its assets in common stocks and other equity securities of small cap companies."